

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Paul S. Siebenmorgen
Chief Executive Officer
Farmers and Merchants Bancorp, Inc.
307 North Defiance Street
Archbold, Ohio 43502

      Re: **Farmers and Merchants Bancorp, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 26, 2010
               File No. 0-14492

Dear Mr. Siebenmorgen:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

               Sincerely,

               Mark Webb
               Legal Branch Chief